SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 2015

Version 1.0
03/30/2016

Marketletter 4Q15

Summary

Page

Conference call in Portuguese

April 1st 2016

2:00 pm (GMT)

1:00 pm (New York)

6:00 pm (London time)

Phone: (11) 3137-8031

Password: 9532

Conference call in English

April 1st 2016

2:00 pm (GMT)

1:00 pm (New York)

6:00 pm (London time)

Phone: +1 (786) 837-9597

(+44)20 3318 3776 (London)

Password: 9532

Contact IR:

invest@eletrobras.com

www.eletrobras.com.br/elb/ri

Introduction	02
I. Analysis of the consolidated result	04
II. Analysis of the Result of the Parent Company	14
III. General Information	19
IV. Annex: Information from Subsidiaries

Marketletter 4Q15

Rio de Janeiro, March 30 2016 - Eletrobras (Centrais Elétricas Brasileiras S.A.) (BM&FBOVESPA: ELET3 e ELET6 – NYSE: EBR e EBR-B – LATIBEX: XELTO and XELTB), the largest company in the sector of electrical energy of Latin America, active in the generation, transmission and distribution, holding of 14 subsidiaries, a participations company – Eletropar – and 50% participation of the Capital Stock of Itaipu Binacional, announces its results for the year.

Eletrobras presented, in 2015, a net loss attributable to the controlling of R$ 14,442 million, compared to a net loss of R$ 3,031 million recorded in 2014.

This result was decisively influenced by: (i) Provision for legal contingency in the amount of R$ 7,084 million, mainly for the provision relating to court proceedings involving compulsory loan of R$ 5,283 million and adjustments to values and risk classification of lawsuits from Furnas, Chesf and Eletronorte; (ii) Impairments of R$ 5,991 million, strongly influenced by the impairment of the Angra 3 thermonuclear plant in the amount of R$ 4,973 million - the provisions for impairment are expenses of economic nature aimed at adjusting the amount recorded in assets (fixed assets and financial assets) to the estimated recoverable amount based on the present value of the projected cash flow; and (iii) Loss in the distribution subsidiaries, which totaled R$ 5,195 million in 2015.

The result of 2015 was also impacted by the following variables:

➢  Positively: (i) Reversal of loss provision on investments in the amount of R$ 611 million, due mostly to the reversal of provision of ICMS liabilities from Amazonas Energia, in the amount of R$ 1,102 million, as a result of a court decision in favor of the subsidiary (see Explanatory Note 42 in the Financial Statements); (ii) Increase by 22.5% in operational and maintenance revenue in the transmission segment, mainly due to the annual tariff adjustment, positively influenced by the rise in the Extended National Consumer Price Index  (IPCA), and new revenues from investments in improvements and reinforcements in the system; (iii) Improvement by 146% in equity in investees and subsidiaries; (iv) Transfer by Itaipu of R$ 234 million; and (v) Positive effect related to the Values Variation Clearing Account of items in the "Parcela A" (CVA), in the amount of R$ 324 million.

➢  Negatively: (i) Reduction by 53% in the revenue of energy sales, in the spot market, in the Power Commercialization Chamber (CCEE), reflecting mainly the fall in the value of the Differences Settlement Price (PLD) and also of energy sold by Eletronorte and Furnas in the long term market, in the A-1 Auction; and (ii) Decrease in compensation of claims in respect of the first tranche of Law 12.783/13, which presented a variation of 89%, because the reduction of the outstanding balance due to the payment of the 1st tranche and the recalculation of interest and updates of these indemnity claims.

In 2015, earnings from the additional transmission compensation (RBSE) for the second tranche of Law 12.783/2013 were not calculated. The values claimed by Eletrobras are higher than those recorded as Aneel has not approved the amounts claimed by Chesf and Eletronorte, and, as for the values approved for Furnas and Eletrosul, the way in which the payment of the compensation must be made is still pending definition by the grantor. See Explanatory Note 2.1 in the Financial Statements.

Marketletter 4Q15

In the fourth quarter of 2015 (4Q15), the company presented a net loss of R$ 10,327 million attributed to the controller, compared to a net loss attributable to the controller of R$ 4,012 million in the third quarter of 2015 (3Q15). The results of the quarter were decisively influenced by several variables, among which the following stand out: (i)  Impairments of R$ 2,605 million, strongly influenced by the impairment of Angra 3, in the amount of R$ 1,588 million, mainly due to the increase in the discount rate and the rescheduling of Angra 3's start of operation; (ii) Expenses related to the provision and payment of lawsuits relative to the compulsory loan amounting to R$ 5,019 million; (iii) reduction by 155% of the revenue of energy sales in the spot market, in the CCEE, influenced by the fall of the PLD and seasonality held by subsidiaries; (iv) Negative effect related to the Value Variation Clearing Account of items in the "Parcela A" (CVA) in the amount of R$ 339 million; (v) Decrease in compensation of claims relative to the first tranche of Law 12,783/13, mainly because of the recalculation of interest and updates related to these claims for compensation, which caused the indemnity compensation account to reverse from a positive amount of R$ 131 million in the 3Q15 to a negative amount of R$ 880 million in the 4T15;  (vi); a 20% increase in the supply revenue in the distribution segment, influenced by the annual adjustment; and (vii) a 34% reduction in the cost of energy purchased for resale.

HIGHLIGHTS IN THE CONSOLIDATED RESULTS OF 2015:

»Net Operational Revenue of R$ 32,589 million;

»Net Operational Provisions amounting to R$ 14,562 million;

»Adjusted EBITDA of R$ 2,853 million.

»Net Financial Income negative of R$ 1,699 million.

HIGHLIGHTS IN THE CONSOLIDATED RESULTS OF THE 4Q15:

»Net Operational Revenue of R$ 7,861 million;

»Net Operational Provisions amounting to R$ 9,392 million;

»Net Financial Income negative of R$ 1,686 million.

Marketletter 4Q15

2015	2014	CONSOLIDATED	4Q15	3Q15	4Q14
12,310	12,175	Generation – Sales for Distribution Companies	2,966	3,221	3,354
3,572	3,317	Generation – Sales for final consumers	871	838	814
1,812	3,818	Generation - CCEE (short term)	-209	376	757
1,883	1,803	Generation - Operational and Maintenance Revenue	487	479	460
148	240	Generation - Construction Revenue	-42	37	92
234	-98	Generation - Itaipu Transfer (see II.3.a)	170	-41	-96
2,696	2,201	Transmission - Operational and Maintenance Revenue	714	669	580
2,078	1,786	Transmission - Construction Revenue	911	516	674
838	714	Transmission - Return Rate Updates	235	195	272
14,835	7,310	Distribution - Supply	4,577	3,813	3,700
1,012	873	Distribution - Construction Revenue	391	263	335
324	38	Distribution - CVA and other Financial Components	-339	103	38
1,484	1,339	Other Revenues	557	279	547
43,226	35,519	Gross Revenue	11,289	10,746	11,525
-10,637	-5,381	(-) Revenue Deductions	-3,429	-2,843	-1,852
32,589	30,138	Net Operational Revenue	7,861	7,902	9,674
-10,766	-10,425	(-) Power Purchased for Resale	-1,793	-2,719	-3,596
-1,738	-1,523	(-) Use of Power Grid	-432	-434	-406
-1,250	-1,480	(-) Fuel for Electric Power Production	14	-328	-440
-3,238	-2,900	(-) Construction	-1,260	-815	-1,101
15,597	13,810	Gross result	4,389	3,607	4,130
-9,495	-8,485	(-) Personnel, Materials and Services	-2,836	-2,582	-2,594
-349	-387	(-) Remuneration and Compensation	-67	-76	-74
-1,843	-1,777	(-) Depreciation and Amortization	-493	-423	-600
-2,347	-2,146	(-) Other Expenses	-911	-228	207
1,563	1,015		82	297	1,070
531	-1,217	Equity Interests	347	149	-556
-14,639	-1,755	Provisions/Operational Reversals	-9,392	-4,019	-926
-12,545	-1,957		-8,963	-3,573	-412
2,251	2,092	Interest Income and Financial Applications	785	454	778
2,403	346	Restatement	1,592	525	193
33	296	Exchange Variation	-88	-122	169
-6,340	-3,449	Debt Burden	-2,807	-1,283	-1,285
-41	-87	Charges of Shareholder Resources	-11	-11	-13
115	1,019	Compensation of Indemnifications - Law 12,783/13	-880	131	387
-120	478	Other Financial Results	-277	-36	388
-14,244	-1,262		-10,649	-3,915	205
-710	-1,701	Income Tax and Social Contribution	211	-310	-1,340
-14,954	-2,963	Net Profit/Loss for the period	-10,438	-4,225	-1,135
-512	69	Attributed to Non-controlling Participation	-111	-213	61
-14,442	-3,031	Net Income/Loss Attributed to Controller	-10,327	-4,012	-1,196

I.             ANALYSIS OF CONSOLIDATED RESULT (R$ Million)

Marketletter 4Q15

I.1 Main variations of the Income Statement

Variations of the Income Statement (2014 x 2015)

The result of 2015 shows a variation by 376% compared to the year 2014, with a net loss attributed to the controller of R$ 14,442 million in 2015, compared to a net loss attributed to the controller of R$ 3,031 million in 2014.

The net operational revenues, amounting to R$ 32,589 million presented, in 2015, an increase by 8.1% compared to the year 2014 - R$ 30,138 million. In the segment analysis, we present the following highlights:

»     Generation revenues showed a reduction by 6.1%, from R$ 21,256 million in 2014 to R$ 19,959 million in 2015. This reduction was influenced by the fall in sales revenue in the short-term market in the Power Commercialization Chamber (CCEE), as well as by the reduction in the supply revenue of Eletronuclear, due to the scheduled stop at the Termonuclear Angra 2 Plant in October 2015, and at CGTEE, due to the reduction in the generation of their power plants and the reimbursement obligations recorded until the 3Q15. The sale of energy in the spot market decreased from R$ 3,818 million to R$ 1,812 million, due mostly to the long-term sale of energy by Furnas and Eletronorte in the A-1 auctions in 2014 (13th and 14th auctions) and the reduction of the Price of the Settlement of Differences (PLD) in 2015. The reduction of sales in the CCEE was partially offset by the increase of 1.1% in the supply revenue, which rose from R$ 12,175 million to R$ 12,310 million in 2015, mainly due the effect of the energy sold in the A-1 auctions. In the 13th Energy Auction of 2014, Eletronorte and Furnas negotiated respectively 280 MW and 531 MW, until December 2019, for R$ 271/MWh. In the 14th Energy Auction of 2014, Furnas also negotiated 352 MW until December 2017, for approximately R$ 201/MWh. The sale in these auctions reduced the availability of energy for sale in the spot market, but, on the other hand, it secured an important source of supply revenue, particularly due to the fall of the PLD. The supply revenue also increased by 7.7%, from R$ 3,317 million to R$ 3,572. The total volume of energy sold by the Eletrobras companies increased from 229 TWh in 2014 to 234 TWh in 2015. The Construction revenue decreased from R$ 240 million in 2014 to R$ 148 million in 2015, but with no effect on the result as it has equivalent amount recorded at the cost of construction.

»     Transmission revenues increased by 20.2%, from R$ 4,702 million in 2014 to R$ 5,611 million in 2015, influenced mainly by the increase of 22.5% in the operational and maintenance revenue and by the increase by 17.3% in the return rate update. This variation is mainly explained by the annual tariff adjustment, positively influenced by the rise in the IPCA, new revenues from investments in improvements and reinforcements in the system and the entry into operation of new investments. The Construction revenue increased from R$ 1,786 million in 2014 to R$ 2,078 million in 2015, but with no effect on the result as it has equivalent amount recorded at the cost of construction.

»     Distribution revenues increased by 97%, from R$ 8,184 million in 2014 to R$ 16,171 million in 2015. When CELG D’s revenues are disregarded, the distribution segment revenues increase by 26.2%, from R$ 6,491 million to R$ 8,193 million in 2015 The increase in supply revenue is mainly due to the annual adjustment and the implementation of tariff flags, which is offset by an increase in sectorial charges. Excluding Celg D’s revenues, the energy supply increases by 5.2%, from R$ 7,310 million in 2014 to R$ 7,689 million in 2015.  The amount of energy sold increased from 28.8 TWh in 2014 to 29.5 TWh in 2015. The Construction revenue increased from R$ 873 million in 2014 to R$ 1,012 million in 2015, but with no effect on the result as it has equivalent amount recorded at the cost of construction.

Marketletter 4Q15

-The Energy Purchased for Resale increased by 3.3%, from R$ 10,425 million in 2014 to R$ 10,766 million in 2015. Excluding Celg D’s expenses with the purchase of energy for resale, a 7.1% reduction and an amount of R$ 8,378 million were recorded in 2015, compared to a total of R$ 7,820 million in 2014, influenced mainly by the reduction of the PLD.

- An increase by 14.1% was recorded in the Use of electricity Grid Account. In 2014, a net expense of R$ 1,523 million was recorded, and, in 2015, the net expense rose to R$ 1,738 million. Excluding Celg D’s expenses with the Use of Grid Account, a growth by 3.2% and an amount of R$ 1,572 million were recorded in 2015.

- A reduction by 15.6% was recorded in the Fuel for Power Production account. In 2014, a net expense of R$ 1,480 million was recorded, whereas in 2015 a net expense of R$ 1,250 million was recorded, due primarily to decreased need for thermal generation by the Eletrobras’s thermal plants in 2015.

- In 2015, the sum of the Personnel, Materials and Services (PMS) accounts increased by 11.9%, from R$ 8,485 million in 2014 to R$ 9,495 million in 2015. The personnel, materials and services accounts increased by 7.1%, 2.6% and 23.6%, respectively. When CELG D's expenses are disregarded, the personnel account increases by 1.0%, below the inflation rate in the period, from R$ 5,532 million in 2014 to R$ 5,668 million in 2015, influenced by the effect of the Voluntary Redundancy Program, which demonstrates the Company's efforts to reduce costs. The services account increased by 4.7% from R$ 2,440 million in 2014 to R$ 2,687 million in 2015 and the materials account decreased by 3.3%, from R$ 307 million in 2014 to R$ 300 million in 2015.

	R$ million
	2015	2014	(%) with Celg D	2015 *	2014 *	(%) Without Celg D
Personnel	6,005	5,609	7.1%	5,668	5,532	1.0%
Materials	318	310	2.6%	300	307	-3.3%
Services	3,172	2,566	23.6%	2,687	2,440	4.7%
TOTAL PMS	9,495	8,485	11.9%	8,655	8,279	2.0%
*Excluding CELG-D

- Operational Provisions increased from R$ 1,755 million in 2014 to R$ 14,639 million in 2015. In 2015, the operational reserves were influenced mainly by (i) the Provision for Legal Contingencies in the amount of R$ 7,084 million, especially the provision for court proceedings involving the compulsory loan in the amount of R$ 5,283 million and adjustments to values and risk rating in court proceedings of Furnas and Chesf and (ii) the recognition of impairments in the amount of R$ 5,991 million, heavily impacted by the impairment of Angra 3 in the amount of R$ 4,973 million (See Explanatory Note 20 in the Company's Financial Statements), noting that the impairment recorded for Angra 3 is based primarily on the review of the commissioning date, and on the variation in the discount rate used to perform the asset recoverability test because of changes in the Brazilian macroeconomic environment. In addition, new assets that went into operation have been tested. An increase also occurred in the provision for loan losses to consumers and resellers (Doubtful Accounts), which amounted to R$ 643 million, influenced mainly by the review of the criterion for doubtful accounts in the Eletrobras distribution companies, mainly in CELG D. Excluding Celg D’s provisions, the operational provisions would amount to R$ 14,544 million in 2015.

Marketletter 4Q15

R$ million
Consolidated	2015	2014
Warranties	30	115
Contingencies	7,084	3,656
Doubtful Accounts - Consumers and resellers	643	84
Doubtful Accounts - Financing and Loans	16	(269)
Unsecured liabilities in Subsidiaries	0	0
Onerous Contracts	366	(1,800)
Losses on Investments	(611)	(314)
Actuarial Liabilities	0	0
Impairment	5,991	510
Adjustment to Market Value	67	111
Provision/Reversal for Losses of Financial Asset	0	(792)
Impairment BRR	(149)	(361)
Provision for Losses on Fixed Assets	0	235
Provision for Environmental Compensation	0	105
Hydrological Risk	451	0
Other	750	475
Total Provisions	14,639	1,755

Note: Negative values in the table above indicate reversals of provisions.

- The Equity Interest recorded a variation of 144% resulting from the accounting of a negative amount of R$ 1,217 million in 2014, caused mainly by the highly negative result, in 2014, of the Madeira Energia SPE (Santo Antonio Hydro), and a positive amount of R$ 531 million in 2015.

- The net financial result reversed from a net revenue of R$ 695 million in 2014 to a net expense of R$ 1,699 million in 2015. If the financial result of Celg D were disregarded, the financial result would be negative in the amount of R$ 832 million in 2015, compared to a positive amount of R$ 823 million in 2014. This variation is mainly due to the increase of debt charges, which rose from R$ 3,449 million in 2014 to R$ 6,340 million in 2015, also influenced by the interest and late payment charges of debts of the distribution companies with suppliers. In addition, this variation was also influenced by the reduction in the remuneration of the claims related to the first tranche of Law 12.783/13, which decreased from a positive amount of R$ 1,019 million in 2014 to a positive amount of R$ 115 million in 2015, due to the reduction of the outstanding balance of due payments and the recalculation of interest and updates of these indemnity claims.

Marketletter 4Q15

Variations of the Income Statement (4Q15 x 3Q15)

In the 4Q15, Eletrobras presented a net loss of R$ 10,327 million attributed to the controller in the 3Q15, compared to a net loss attributed to the controller of R$ 4,012 million in the 3Q15.

The Net Operational Revenues, amounting to R$ 7,861 million, decreased by 0.5% in the 4Q15 compared to the 3Q15, when the recorded amount was R$ 7,902 million. Excluding the revenue from energy sales in the short-term market in the CCEE and the revenue from construction were excluded, the net operational revenue would grow by 1.5%, from R$ 6,711 million in the 3Q15 to R$ 6,810 million in the 4Q15. In the segment analysis, we present the following highlights:

»     Generation Revenues decreased by 13.6%, from R$ 4,909 million in the 3Q15 to R$ 4,244 million in the 4Q15. This reduction was due to lower sales in the short-term market (CCEE), which went from a net revenue of R$ 376 million to a net expense of R$ 209 million, reflecting the correction in Amazonas Energia's 2015 revenues in face of problems related to measurement and other technical issues. Offsetting this trend, Sales for final consumers increased by 4.0% and the total volume of energy sold by the Eletrobras companies increased from 54.1 TWh in the 3Q15 to 58.2 TWh in the 4Q15. The transfer of Itaipu reversed from a net expenditure of R$ 41 million to a net revenue of R$ 170 million, influenced by the effects of the dollar's variation on the monetary adjustment based on the American price indices Commercial Price and Industrial Goods. Construction Revenue decreased from R$ 37 million in 2014 to negative R$ 42 million in 2015, but with no effect on the outcome of the 4Q15, as it has equivalent amount recorded at construction cost.

»     Transmission Revenues increased by 34.9%, from R$ 1,379 million in the 3T15 to R$ 1,859 million in the 4Q15, influenced mainly by the increased Construction Revenue, which has equal value accounted for at construction cost.

»     Distribution Revenues showed an increase by 10.8%, from R$ 4,178 million in 2014 to R$ 4,629 million in 2015. Energy Supply increased by 20.0%, from R$ 3,813 million in the 3Q15 to R$ 4,577 million in the 4Q15, influenced primarily by the tariff adjustment of Celg D and Amazonas Energia. The recognition of the values of the CVA and other financial components decreased, from a positive amount of R$ 103 million in the 3Q15 to a negative amount of R$ 339 million in the 4Q15 due, mostly, to tariff adjustments in the subsidiaries Ceron and Ceal. The amount of energy sold increased from 7.5 TWh in the 3Q15 to 7.7 TWh in the 4Q15. The construction revenue has equivalent value accounted for at the cost of construction.

- The Electricity Purchased for Resale decreased by 34%, from R$ 2,719 million in the 3Q15 to R$ 1,793 million in the 4Q15. This result was influenced, mainly, by the recording of the effects of the Hydrological Risk Adjustment Factor (GSF), pursuant to Law 13,203/15, in the amount of R$ 742 million, as a rectification of the cost of Electricity Purchased for Resale. This gain should be offset by the risk premium in subsequent years.

Marketletter 4Q15

- A reduction by 104% was recorded in the Fuel for Power Production account. In the 3Q15, a net expense of R$ 328 million was recorded, whereas in the 4Q15 a net revenue of R$ 14 million was recorded, impacted by ANEEL's resolution 679/2015, issued in September, which amended the criteria for fuel refund, so as to reduce the period of receipt of these resources by the supplier.

- In the 4Q15, the sum of the Personnel, Materials and Services (PMS) accounts increased by 9.8%, from R$ 2,582 million in the 3Q15 to R$ 2,836 million in the 4Q15. The Personnel account decreased by 3.6%, from R$ 1,715 million in the 3Q15 to R$ 1,653 million in the 4Q15. The Services account increased by 39.2%, from R$ 788 million in the 3Q15 to R$ 1,096 million in the 4Q15 and the Materials account increased by 8.7%, from R$ 80 million in the 3Q15 to R$ 87 million in the 4Q15. The scheduled production stop of Angra II, in October 2015, contributed to the increase in Services account.

Consolidated	4Q15	3Q15%
Personnel	1,653	1,715	-3.6%
Materials	87	80	8.7%
Services	1,096	788	39.2%
TOTAL PMS	2,836	2,582	9.8%

-The Operational Provisions increased from R$ 4,019 million in the 3Q15 to R$ 9,392 million in the 4Q15. In the 4T15, the operational provisions were influenced mainly by (i) the recognition of Impairments in the amount of R$ 2,605 million, strongly influenced by the impairment relative to the investment in the Angra 3 Thermonuclear Plant, amounting to R$ 2.532, (ii) the provision for legal contingencies in the amount of R$ 5,539 million, especially the provisions for court proceedings concerning the compulsory loan in the parent company amounting to R$ 5,019 million; (iii) the provision for Hydrological risk in the amount of R$ 451 million, related to Eletronorte, on the injunction that limited the hydrological risk, that is, the payment of energy costs because of Regulated Energy Market's adjustment factor; and (iv) the allowance for loan losses to consumers and resellers of R$ 319 million

R$ million
Consolidated	4Q15	3Q15
Warranties	13	5
Contingencies	5,539	445
Doubtful Accounts - Consumers and resellers	319	71
Doubtful Accounts - Financing and Loans	4	4
Unsecured Liabilities in Subsidiaries	0	0
Onerous contracts (item I.3)	603	-82
Losses on Investments	-681	22
Actuarial Liabilities	0	0
Impairment	2,605	3,386
Adjustment to Market Value	6	61
Provision/Reversal for loss of Financial Asset	0	0
BRR Impairment	-149	0
Provision for Losses on Fixed Assets	0	0
Provision for environmental compensation	0	0
Hydrological Risk	451	0
Other	679	108
Total Provisions	9,391	4,019

- Equity interest presented a positive amount of R$ 149 million in the 3Q15 and a positive amount of R$ 347 million in the 4Q15.

Marketletter 4Q15

- The net financial result increased from a net expense of R$ 343 million in the 3Q15 to a net expense of R$ 1,686 million in the 4Q15. This variation is mainly due, mainly, to the recalculation of interest and related updates to claims for compensation of the first tranche of Law nº 12,783/2013, reducing the compensation payment account from a positive amount of R$ 131 million in the 3Q15 to a negative amount of R$ 880 million in the 4Q15.

Marketletter 4Q15

I.2 Energy Sales

I.2.1 Energy Sold in 2015 - Generation Companies - TWh

In terms of energy market developments, Eletrobras Companies sold, in 2015, 234 TWh of energy compared to 229 TWh in the same period of the previous year, which represents an increase by 2.1%.

I.2.2 Energy sold in 2015 - Distribution Companies - TWh

In terms of energy market developments, Eletrobras distribution companies sold, in 2015, 29.5 TWh of energy, compared to 28.8 TWh in the same period of the previous year, which represents an increase by 2.4%.

* Celg D became consolidated in Eletrobras' result of Eletrobras as of September 2014.

** It takes into account only the captive market.

Marketletter 4Q15

I.3 Onerous Contracts

					R$ million
	Consolidated Balance				Changes in 2015 *
	2015	2014	2013	2012	1Q15	2Q15	3Q15	4Q15
Transmission
Contract 061/2001	0	-	-	84	0	0	0	0
Contract 062/2001	729	608	875	1,407	55	56	56	-288
Other	167	24	-	0	1	6	6	-156
	896	632	875	1,491	56	62	62	-444
Generation
Itaparica	0	0	863	1,019	0	0	0	0
Jirau	0	0	712	1,608	0	0	0	0
Camaçari	80	91	267	357	4	5	6	-4
Termonorte II	0	0	-	131	0	0	0	0
Funil	84	132	96	83	4	4	4	36
Complexo Paulo Afonso	0	0	-	34	0	0	0	0
Mauá-Klabin	0	0	20			0	0	0
Coaracy Nunes	228	30	89	21	0	0	0	-198
Other	210	246	30	378	10	11	10	5
	602	499	2,057	3,665	18	20	20	-161
Distribution
Intangible assets	0	-	295	-	0	0	0	0

TOTAL	1,498	1,131	3,228	5,156	74	80	82	-603

* The table considers an increase of R$ 50 million in the onerous contract of Amazonas Energia's intangibles, with no effect in the Company's result.

I.4 Consolidated EBITDA

EBITDA	2015	2014	%
Result for the Fiscal Year	-14,954	-2,963	405%
+ Provision for Income Tax and Social Contribution	710	1,701	-58%
+ Financial Income	1,699	-695	-345%
+ Amortization and Depreciation	1,843	1,777	4%
= EBITDA	-10,702	-180	5,868%
ADJUSTMENTS
Losses on Investments	-611	-314	100%
Onerous Contracts	366	-1,800	-120%
Provision for loss of Financial Asset	0	-792	-100%
Impairment	5,842	149	3,812%
Provision for contingencies	7,084	3,656	94%
Provision for Losses on Fixed Assets	0	235	-100%
DOUBTFUL ACCOUNTS	659	-185	-456%
PID	214	380	-44%
= ADJUSTED EBITDA	2,853	1,150	148%

Marketletter 4Q15

I.4.1 EBITDA of Subsidiaries*

In 4T15, the sum of the subsidiaries' EBITDA was negative in the amount of R$ 4,081 million, representing a reduction by 48% compared to the negative EBITDA of R$ 2,754 million in the 3Q15.

In 2015, the subsidiaries' EBITDA was negative in the amount of R$ 5,106 million, representing a reduction by 229%, compared to the EBITDA of R$ 3,970 million in 2014.

EBITDA R$ million
Company	2015	2014	%	4Q15	3Q15	(%)
Eletronorte	952	1,255	-24%	-548	759	-172%
Chesf	-542	116	-569%	-674	32	-2,194%
Furnas	1,786	680	163%	575	617	-7%
Eletronuclear	-4,621	-534	766%	-1,563	-3,355	-53%
Eletrosul	-474	514	-192%	-516	63	-921%
CGTEE	-221	-142	56%	-163	31	-630%
Amazonas G&T	-76	0	-	-99	23	-
Subtotal	-3,197	1,889	-269%	-2,988	-1,830	63%
Distribution Companies	-1,908	2,080	-192%	-1,092	-923	18%
Total	-5,106	3,970	-229%	-4,081	-2,754	48%
EBITDA MARGIN
Company	2015	2014	p.p	4Q15	3Q15	p.p
Eletronorte	16.0%	20.8%	-4.8	-37.1%	51.2%	-88.3
Chesf	-13.4%	3.2%	-16.7	-53.1%	3.4%	-56.5
Furnas	27.2%	10.8%	16.4	33.6%	34.5%	-0.9
Eletronuclear	-242.9%	-27.7%	-215.2	-351.4%	-690.7%	339.3
Eletrosul	-29.2%	46.0%	-75.2	-117.1%	15.2%	-132.3
CGTEE	-59.1%	-30.0%	-29.1	-221.8%	24.4%	-246.2
Amazonas G&T	-42.3%	-	-	-98.3%	29.8%	-
Subtotal	-15.5%	9.7%	-25.2	-54.1%	-34.4%	-19.8
Distribution Companies	-16.6%	22.1%	-38.8	-43.3%	-34.5%	-8.9
Total	-15.9%	13.8%	-29.7	-50.7%	-34.4%	-16.3

EBITDA = Net result for the period, plus the taxes on the profit, the net financial expenses, the financial income and depreciation, amortization and depletion, pursuant to CVM Instruction Nº 527/12.

p.p. = percentage points

* Source: Financial statements presented in the Annex to this document.

I.6 Net Debt

	R$ million
Net Debt	2015	2014 *
Financing payable excluding RGR	40,521	32,877
(-) (Cash and Cash Equivalent + Securities)	8,432	5,362
(-) Financing receivable excluding RGR	15,353	12,093
Net Debt	16,737	15,422
* Resubmitted as new methodology

Marketletter 4Q15

II.          Analysis of the Result of the Parent Company

Eletrobras presented, in the result of 2015, a net loss of R$ 14,442 million, compared to a net loss of R$ 3,031 million recorded in 2014.

This result was decisively influenced by: (i) Provisions for legal contingencies in the amount of R$ 5,699, due, mainly, due to the provisions related to the court proceedings concerning the compulsory loan; (ii) Unsecured liabilities in subsidiaries in the amount of R$ 5,393; and (iii) Equity in investees and subsidiaries, negative in the amount of R$ 5,879 million, strongly impacted by the Impairment of the Angra 3 Nuclear Power Plant in the amount of R$ 4,973 million.

The chart below gives a comparison of the result of the Eletrobras holding company in the years 2015 and 2014.

Evolution of the Result - R$ million

Note: The analysis of the results of each subsidiary can be found in the annex.

Marketletter 4Q15

II.1 Equity Interests of Eletrobras

In 2015, the equity in investees and subsidiaries impacted negatively the Company's results in R$ 5,879 million, compared to a negative result of R$ 49 million recorded in 2014. In 2015, the result of equity interest in Eletronuclear was a negative R$ 4,792 million, the main cause of which being the negative result recorded by the Company this year. Eletronuclear’s loss was due to the impairment relative to the investment in the Angra 3 Thermonuclear Plant.

In the 4Q15, the equity in investees and subsidiaries impacted in a negative way the result of the Company in R$ 3,661 million, whereas the equity in investees and subsidiaries impacted in a negative way the result of the Company in R$ 2,843 million in the 4Q15. The result of the equity of subsidiaries was primarily responsible for the results of the 4Q15.

				R$ million
	Parent Company
	4Q15	3Q15	2015	2014
Investments in subsidiaries
Equity method	-3,840	-2,999	-6,438	-268

Investments in affiliated companies
Interest on own capital	0	0	6	11
Equity method	153	138	401	8

Other investments
Interest on own capital	0	0	2	20
Dividends	12	15	62	98
Remuneration of investments in partnerships	0	-	10	24
Income from capital – ITAIPU	7	3	77	56
	19	18	152	199

Total	-3,661	-2,843	-5,879	-49

Marketletter 4Q15

II.2.  Energy Sale by the Parent Company

a. Itaipu Binacional

FINANCIAL RESULT OF ITAIPU		R$ million
	4Q15	3Q15	2Q15	1Q15	2015
Energy Sale Contract Itaipu + CCEE	4,328	4,388	3,638	3,322	15,676
Revenue from Right to Compensation (1)	144	- 640	- 306	57	-746
Other	212	1,007	732	48	1,999
Total Revenue	4,684	4,755	4,064	3,426	16,929

Itaipu Power Purchase Contract + CCEE	-2,960	- 2,848	- 2,633	-2,232	-10,673
Expenditure from the Obligation of Compensation (2)	-154	413	198	-37	420
Itaipu Transfer	-1,092	- 1,804	- 837	-1,316	-5,049
Other	-308	- 557	- 807	279	-1,393
Total Expenses	- 4,514	- 4,796	- 4,079	-3,305	- 16,695

ROL - Itaipu Transfer	170	-41	-15	121	235

RESULT of ITAIPU (price indices)					R$ million
	4Q15	3Q15	2Q15	1Q15	2015
Revenue from Right to Compensation (1)	144	-640	- 306	57	-746
+ Currency Result	-124	1,721	- 219	1,136	2,514
Result from the Right to Compensation (RD)	20	1,081	- 525	1,193	1,769
Expenditure from the Obligation of Compensation (2)	- 154	413	198	- 37	420
+ Currency Result	-80	1,110	- 141	733	1,622
Result of Obligations to Reimbursement (RO)	- 234	1,523	56	696	2,042
Balance: RD-RO	254	- 442	- 582	496	- 273

a. 1 Financial asset Itaipu binational

The balance resulting from the adjustment factor of Itaipu Binacional, recorded under the heading Financial Assets in Non-current Assets, amounts to R$ 5,976 million on December 31st 2015, equivalent to US$ 1,530 million (December 31st 2014 - R$ 5,469 million, equivalent to US$ 2,059 million), of which R$ 3,941 million, equivalent to US$ 1,009 million, will be transferred to the National Treasury until 2023 as a result of the credit transfer operation carried out between the Company and the National Treasury in 1999. Such values will be carried out through their inclusion in the rate of transfer to be practiced until 2023.

Marketletter 4Q15

II.3 Financial Result

In 2015, the financial result impacted positively the result of the Parent Company in R$ 3,924 million compared to R$ 2,436 million in 2014. This variation is explained mainly by the outcome of the exchange variation.

In the 4Q15, the financial result impacted positively the result of the Parent Company in R$ 808 million, compared to a result of R$ 1,438 million in the 3Q15, influenced mainly by the outcome of the exchange variation, as shown below:

FINANCIAL RESULT R$ million
	4Q15	3Q15	2015	2014
Financial Income
Interest income, commissions and fees	835	766	3,008	2,411
Income from financial investments	163	211	592	429
Moratorium on electricity increase	178	120	425	91
Currency updates	334	333	1,251	658
Exchange rate changes	8	764	1,295	439
Other financial income	33	21	118	99

Financial Expenses
Debt Charges	-668	-650	-2,448	-1,510
Leasing costs	0	0	0	0
Charges on shareholders' resources	-7	-7	-27	-55
Other financial expenses	-69	-120	-289	-124
	808	1,438	3,924	2,436

The main indexes of financing contracts and transfers presented the following variations in the periods:

Evolution of the variation of the IGP-M and the dollar (%)

	1Q15	3Q15	3Q15	4Q15	2015
Dollar	20.77%	-3.29%	28.05%	-1.71%	47.01%
IGPM	2.02%	2.27%	1.93%	3.95%	10.54%

	1Q15	3Q15	3Q15	4Q15	2014
Dollar	-3.40%	-2.67%	11.28%	8.37%	13.39%
IGPM	2.55%	-0.10%	-0.68%	1.89%	3,67%

Marketletter 4Q15

II.4 Operational Provisions

In 2015, the Operational Provisions impacted negatively the result of the parent company at R$ 10,236 million, compared to R$ 3,944 million in 2014. This variation is explained mainly by the provisions for legal contingencies, in the amount of R$ 5,699, due, mainly, to the provisions concerning the compulsory loan and unsecured liabilities in subsidiaries in the amount of R$ 5,393.

In the 4Q15, the Operational Provisions impacted negatively the result of the parent company in R$ 6,759 million compared to a result of R$ 1,587 million in the 3Q15, also influenced mainly by provisions for contingencies and for unsecured liabilities in subsidiaries, as shown below:

R$ million
Operational Provisions	Parent Company
	2015	2014	4Q15	3Q15
Warranties	30	115	13	10
Contingencies	5,699	3,390	5,043	1,413
Doubtful Accounts - Consumers and resellers	0	0	0	0
Doubtful Accounts - Financing and Loans	16	-269	4	-221
Unsecured liabilities in Subsidiaries	5,393	832	2,559	575
Onerous Contracts	0	0	0	0
Losses on Investments	-1,002	-411	-1,072	-158
Impairment	2	0	2	0
Adjustment to Market Value	67	111	6	0
Other	32	176	203	-32
	10,236	3,944	6,759	1,587

II.5 Other

Other	Parent Company
	2015	2014	4Q15	3Q15
Generation Revenue
Supply	2,749	2,806	735	671
CCEE	0	38	0	38

Other Revenues	20	161	8	108
Revenue deductions	-506	-91	-422	0

Operational Expenses
Personnel, Materials and Services	-521	-497	-146	-121
Energy purchased for resale	-2,870	-3,007	-778	-785
Depreciation	-5	-6	-1	-2
Donations and contributions	-168	-198	-54	-33
Other expenses	-539	-346	-78	-453

Total Other	-1,839	-1,140	-736	-575

Marketletter 4Q15

III. General Information

Portfolio of Financing Receivables and Payable

a.    Financing and Loans Granted

Financing and loans granted are made with the Company's own resources, as well as sectoral resources, funds raised from BNDES, Banco do Brazil and Caixa Econômica Federal and external resources obtained through international development agencies and financial institutions arising from the issuance of bonds in the international financial market.

All financing and loans granted are supported by formal contracts signed with borrowers. The receivables of these values, for the most part, are set out in monthly installments, repayable within an average of 10 years, and the average interest rate, weighted by the portfolio balance, is 8.74% per year.

Financing and loans granted by the Parent Company, with currency update clause, account for about 42% of the total portfolio (38% on December 31st, 2014). Those which predict update based on indexes that represent the level of internal prices in Brazil, on the other hand, reach 58% of the balance of the portfolio (62% on December 31st, 2014).

The market values of these assets are close to their book values, because they are industry-specific operations and formed, in part, through Sectoral Funds and resources which do not find similar conditions as parameter of evaluation at market value.

The increase in the outstanding balance of loan receivables in the year is mainly due to the exchange rate ascertained on loans granted to Itaipu, resulting from the appreciation of the dollar against the real when the closing prices of December 2015 and December 2014 are compared. The dollar varied positively by 47%.

The long-term portion of financing and loans granted, based on expected cash flows are contractually due in variable installments, as follows:

R$ million
	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	5,309	4,661	4,553	4,458	4,452	6,845	30,278
Consolidated	2,310	2,502	2,566	2,585	2,707	1,731	14,400

Marketletter 4Q15

b.    Financing and Loans Payable

The debts are guaranteed by the Federal Government and/or by Eletrobras, are subject to charges, whose average rate in 2015 is 9.40% p.a. (5.20% p.a. in 2014), and have the following profile:

	Parent Company				Consolidated
	31.12.2015		12.30.2014		31.12.2015		12.30.2014
	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%	Balance in R$ million	%
Foreign Currency
USD	11,109	37%	8,252	32%	11,122	24%	8,261	21%
USD with Libor	3,257	11%	2,892	11%	3,729	8%	3,223	8%
EURO	252	1%	191	1%	252	1%	222	1%
YEN	179	1%	172	1%	179	0%	172	0%
Other	0	0%	0	0%	2	0%	1	0%
Subtotal	14,797	49%	11,507	44%	15,283	33%	11,878	30%
					0	0%	0	0%
National Currency					0	0%	0	0%
CDI	6,516	22%	4,511	17%	11,411	25%	9,598	24%
IPCA	0	0%	0	0%	533	1%	0	0%
LTIR	0	0%	0	0%	6,594	14%	5,827	15%
SELIC	2,284	8%	2,580	10%	2,636	6%	2,830	7%
Other	0	0%	0	0%	3,288	7%	1,793	5%
Subtotal	8,800	29%	7,092	27%	24,462	53%	20,049	51%

Not indexed	6,439	21%	7,422	29%	6,653	14%	7,613	19%

TOTAL	30,036	100%	26,020	100%	46,398	100%	39,539	100%

The portion of long-term loans and financing have their maturity programmed as follows:

							R$ million
	2017	2018	2019	2020	2021	After 2021	Total
Parent Company	3,551	2,492	5,659	1,742	8,378	5,642	27,464
Consolidated	5,174	4,853	6,985	2,845	9,243	13,073	42,173

Ratings

Agency	National Classification/Perspective	Latest Report
Moody's Issuer Rating	Ba3 (Negative)	02/25/2016
S&P LT Local Currency	BB-(Negative)	02/18/2016
S&P LT Foreign Currency	BB-(Negative)	02/18/2016
Fitch LT Local Currency Issuer	BB (Stable)	01/26/2016
Fitch LT Foreign Currency Issuer	BB (Stable)	01/26/2016

Marketletter 4Q15

Eletrobras' Organization Chart

Eletrobras
Eletrobras
Cepel
(100.0%)
Generation and Transmission
Generation
Binational Generation
Distribution
Equity Participation
Eletrobras
Eletronorte
(99.47%)
SPEs
G 07
T 11
∑ 18
Eletrobras
Chesf
(99.58%)
SPEs
G 47
T 08
∑ 55
Eletrobras
Furnas
(99.56%)
SPEs
G 57
T 19
∑ 76
Eletrobras
Eletrosul
(99.47%)
SPEs
G 32
T 10
∑ 42
Eletrobras
Amazonas GT
(100.0%)
Eletrobras
Eletronuclear
(99.91%)
Eletrobras
CGTEE
(99.99%)
ITAIPU
BINACIONAL
(50.0%)
Eletrobras
Distribuição Acre
(96.71%)
Eletrobras
Distribuição Alagoas
(100.0%)
Eletrobras
Distribuição Piauí
(100.0%)
Eletrobras
Distribuição Rondônia
(100.0%)
Eletrobras
Distribuição Roraima
(100.0%)
CELG
(50.93%)
Eletrobras
Distribuição Amazonas
(100.0%)
Eletrobras
Eletropar
(83.71%)
In Brazil
Generation
NORTE ENERGIA S.A. (15.00%)
MANGUE SECO 2 S.A. (49.00%)
PAULISTA LAJEADO (40.07%)
CEB LAJEADO (40.07%)
LAJEADO (40.07%)
EMAE (39.02%)
CEEE-GT (32.59%)
AES TIETÊ (7.94%)
CESP (2.05%)
CGEEP (0.47%)
CDSA (0.13%)
CELESC (10.75%)
Distribution
ENERGISA MT (27.52%)
ENERGISA TO (0.000026%)
CELPA (1.15%)
CEMAR (33.55%)
CEEE-D (32.59%)
COELCE (7.06%)
CEB (3.29%)
ENERGISA (2.98%)
CELPE (1.56%)
COPEL (0.56%)
CELGPAR (0.07%)
CER (0.00189%)
BSE (0.1%)
CEA (0.02512%)
Transmission
CTEEP (35.37%)
SPEs Abroad
Centrales Hidroeléctricas de Centroamerica S.A. – CHC (50.00%)
Inambari Geração de Energia S.A. – IGESA (29.40%)
Rouar S.A. (Parque Eólico Artilleros) (50.0%)

Eletrobras Companies	
Business Segment	SPEs *
Generation	138
Transmission	41
Total	**179**

* The amount of SPEs was adjusted, since there are special purpose entities related to more than one Eletrobras Company.

Marketletter 4Q15

Investments

							R$ million
NATURE OF INVESTMENTS	Budgeted 2015		Accomplished
		4Q15	3Q15	2Q15	1Q15	2015	(%)
Generation	7,461	1,898	1,496	1,160	1,121	5,675	76.1%
Corporate Expansion	3,007	792	640	374	357	2,163	71.9%
SPEs Expansion	3,957	961,3	774	725	721	3,181	80.4%
Maintenance	497	145	82	61	43	331	66.5%
Transmission	4,270	1,378	993	620	423	3,414	79.9%
Corporate Expansion	2,495	881,3	423	295	256	1,855	74.4%
SPEs Expansion	1,273	324	462	257	110	1,153	90.6%
Maintenance	502	172,5	108	68	57	406	80.7%
Distribution	1,673	585	172	140	106	1,003	60.0%
Corporate Expansion	1,402	481,2	134	99	77	791	56.4%
Maintenance	271	104,2	38	41	29	212	78.2%
Other (Research, Infrastructure and Environmental Quality)	740	150	59	48	44	301	40.7%
Total	14,145	4,012	2,720	1,968	1,694	10,394	73.5%

Social Capital

Capital Stock Structure

On December 31st 2015, the capital stock of Eletrobras was structured as follows:

Shareholders	Common Shares		Pref. Class "A"		Pref. Class "B"		Total
	1,087,050,297		146,920		265,436,883		1,352,634,100
Federal Government	554,395,652	51.0%			1,544	0.0%	554,397,196	41.0%
Bndespar	141,757,951	13.0%			18,691,102	7.0%	160,449,053	11.9%
BNDES	74,545,264	6.9%			18,262,671	6.9%	92,807,935	6.9%
FND	45,621,589	4.2%				0.0%	45,621,589	3.4%
CEF	8,701,564	0.8%				0.0%	8,701,564	0.6%
FGHAB	1,000,000	0.1%				0.0%	1,000,000	0.1%
FGI	-				8,750,000	3.3%	8,750,000	0.7%
Other	261,028,277	24.0%	146,920	100.0%	219,731,566	82.8%	480,906,763	35.4%

Marketletter 4Q15

Behavior Analysis of Assets

Shares

ELET3 -Eletrobras' Common Shares

In the fourth quarter of 2015, Eletrobras' common shares (ELET3) presented an appreciation of 9.71%, closing at R$ 5.76. The highest price was R$ 6.34, recorded on November 24th, and the lowest R$ 4.97, recorded on October 29th, considering ex-dividendo values. The average daily trading volume in the period was 10.8 million shares and the average daily financial volume was R$ 61.6 million.

ELET6- Eletrobras' Preferred Shares

In the fourth quarter of 2015, Eletrobras' preferred shares (ELET6) presented an appreciation of 19.31%, closing at R$ 10.44. The highest price was R$ 11.17, recorded on November 24th, and the lowest R$ 8.60, recorded on October 1st, considering ex-dividendo values. The average daily trading volume in the period was 15.8 million shares and the average daily financial volume was R$ 17 million.

Evolution of the Shares Traded on BMF&BOVESPA

Marketletter 4Q15

ADR Programs

EBR - Eletrobras' Common Shares

In the fourth quarter of 2015, Eletrobras' common share ADRs presented an appreciation of 5.42%, closing at U$ 1.36. The highest price was U$ 1.62, recorded on November 20th, and the lowest U$ 1.23, recorded on October 29th, considering ex-dividendo values. The average daily trading volume in the period was 0.5 million shares. The ADR balance corresponding to these shares at the end of the quarter was 84.5 million.

EBR-B - Eletrobras' Preferred Shares

In the fourth quarter of 2015, Eletrobras' preferred share ADRs presented an appreciation of 19.44%, closing at U$ 2.58. The highest price was U$ 2.99, recorded on November 24th, and the lowest U$ 2.18, recorded on October 1st, considering ex-dividendo values. The average daily trading volume in the period was 0.15 million shares. The ADR balance corresponding to these shares at the end of the quarter was 22.8 million.

Latibex (Latin American Stock Traded on the Madrid Stock Exchange)

XELTO - Eletrobras' Common Shares

In the fourth quarter of 2015, Eletrobras' common shares in the Latibex program presented an appreciation of 8.4%, closing at € 1.29. The highest price was € 1.57, recorded on November 23th, and the lowest € 1.14, recorded on October 22nd, considering ex-dividendo values. The average daily trading volume in the period was 22.1 million shares.

XELTB - Eletrobras' Preferred Shares

In the fourth quarter of 2015, Eletrobras' preferred shares in the Latibex program presented an appreciation of 18.41% closing at € 2.38. The highest price was € 2.83, recorded on November 24th, and the lowest € 1.97, recorded on October 2nd, considering ex-dividendo values. The average daily trading volume in the period was 7.9 million shares.

Marketletter 4Q15

Evolution of Foreign Currencies

Marketletter 4Q15

Number of employees

Parent Company

Time in the Company

Time of work with the company (years)	4Q15	3Q15	2Q15	1Q15
Up to 5	194	250	299	298
6 to 10	368	358	308	292
11 to 15	202	185	184	184
16 to 20	31	22	21	37
21 to 25	16	6	53	103
more than 25	205	200	151	113
Total	1,016	1,021	1,016	1,027

By region

State of the Federation
	4Q15	3Q15	2Q15	1Q15
Rio de Janeiro	963	968	966	978
São Paulo	-	-	-	-
Paraná	-	-	-	-
Rio Grande do Sul	-	-	-	-
Brasilia	53	53	50	49
Total	1,016	1,021	1,016	1,027

Contracted/Outsourced Manpower

1Q15	2Q15	3Q15	4Q15
0	0	0	0

Turnover Rate (Holding)

1Q15	2Q15	3Q15	4Q15
0.20%	0.60%	0.25%	1.1%

Marketletter 4Q15

Partnerships – Parent Company

Generation

SPE	Power Plant	Total Investment R$ million	Installed Capacity MW	Assured Energy Average MW	Energy Generated MWh
					1Q15	3Q15	3Q15	4Q15
Norte Energia SA	HPP	29,375.00 Base end of work	11,233.1	4,571.0	-	-	-
Eólica Mangue Seco 2	WPP	109.3	26.0	26.0	15,535	16,087	25,463	24,414
Rouar S.A. (Parque Eólico Artilleros)	WF	US$ 101.7 MM	65.1	65.1	9,921.59	41,832.58	48,635.88	47,080.85

Power Plant	Participation (%)	Location (State)	Beginning of the Construction	Beginning of the Operation	End of the Operation
Norte Energia S.A.	15.0	PA	Jun/11	Feb/16	Aug/45
Eólica Mangue Seco 2	49.0	RN	May/10	Sep/11	Jun/32
Rouar SA	50	Uruguai - Departamento de Colônia	Sep/11	Dec/14	20 years*

Transmission

Project	Object (From-To)	Participation (%)	Investment (R$ million)	Extension of lines (Km)	Tension (kV)	Beginning of the Operation	End of the Concession
Electrical Interconnection Brazil / Uruguay *	TL 230 kV TL 525 kV	Eletrobras - 60.4 Eletrosul - 39.6	128	02 km in 230 kV and 60 km in 525 kV	230 525	Mar/16	-

Project	Object	Total Investment (R$ million) *	Processing Capacity (MVA)	Location	Beginning of the Operation	End of the Concession
Electrical Interconnection Brazil / Uruguay *	Substation (SE) Candiota - 525/230 kV	-	672 MVA +1 R 224 MVA	RS	Mar/16	-

   * SE associated with the TL.

Marketletter 4Q15

Notes:

1. Risks related to compliance with laws and regulations

"Operação Lava Jato", which, according to public sources, investigates the existence of an alleged corruption scheme involving companies responsible mainly for works in the infrastructure sector in Brazil, began in 2014.

Because of the news published in the press in 2015 in connection with such operation involving companies that also provided services for Eletrobras' subsidiary Eletrobras Termonuclear S.A. – Eletronuclear (“Eletronuclear”) (UTN Angra 3) and for certain special purpose entities in which Eletrobras or its subsidiaries hold a stake, Eletrobras created three (3) committees in order to verify the hiring of these contractors.  Given the limited scope of work of these Committees, the Eletrobras’ Board of Directors decided to hire a firm with the necessary expertise to conduct an independent investigation in order to assess any potential irregularities that may have violated the Foreign Corrupt Practice Act (FCPA), the Brazilian anti-corruption law and/or the code of ethics of Eletrobras in respect of certain projects.  On June 10, 2015, Eletrobras hired the law firm Hogan Lovells for the investigation.

 This independent investigation is supervised by an Independent Committee for Investigation Management, which was set up by the Eletrobras’ Board of Directors on July 31, 2015, to ensure the independence of the work undertaken by Hogan Lovells.  This Commission is made up of Ms. Ellen Gracie Northfleet, a former Minister of the Brazillian Supreme Court, Mr. Durval Soledade Santos, a former Director of the Comissão de Valores Mobiliários (CVM), and Mr. Manoel Jeremias Leite Caldas, representative of the minority shareholders of Eletrobras.

 It is important to mention that the CEO of Eletronuclear, Mr. Othon Luiz Pinheiro da Silva, requested leave of absence on April 29, 2016, because of news linking him to an alleged corruption scheme. He resigned on August 4, 2015.  Mr. Othon Luiz Pinheiro da Silva is currently a defendant in a criminal lawsuit in which Eletrobras has offered its assistance to the prosecution (as assistente de acusação).

Regarding the construction of the Angra 3 plant, it is important to note that Eletronuclear suspended the contracts for the electromechanical assembly and the civil works and that the Angramon consortium has petitioned for a rescission of the contract.  No interim injunction or judgment has been passed in this proceeding.

Further, due to news citing the alleged involvement of the Chief of Planning and Engineering Officer of Eletrobras Eletronorte, Mr. Adhemar Palocci, and the Chief of Energy Generation Officer of Eletrobras, Mr. Valter Luiz Cardeal, in alleged wrongdoing in connection with the Operação Lava Jato, both requested leave of absence from their positions on July 31, 2015 and on August 5, 2015, Mr. Valter Luiz Cardeal also requested leave of absence from the boards of CGTEE, Amazonas GT and Eletrosul.  Adhemar Palocci and Valter Luiz Cardeal remain on a leave of absence.

Marketletter 4Q15

 To the extent that the investigation conducted by Hogan Lovells evolves and in case it leads to findings and produces sufficient information and data for the company to evaluate any impacts, in accordance with the legislation of Brazil and the United States of America, Eletrobras will make the reflect the necessary impacts on its financial information in accordance with applicable laws and regulations.

As the investigation is still ongoing, it was not possible to identify or reflect any potential impacts of the investigation on the financial statements.

2. Provision for reduction of the recoverable value of long-term assets: (accompany any change of Note of financial statements)

Whenever it is necessary, the Company adopts variables and assumptions, in asset recovery determination tests, for determination of the recoverable value of assets and recognition of impairment. In this practice judgments are applied based on historical experience in the management of assets, group of assets or cash-generating unit. Such judgements may, eventually, not hold true in the future, including as to the estimated economic useful life. Currently, the useful life adopted by the Company complies with the practices determined by ANEEL, applicable on assets linked to the granting of the public service of electricity, which may vary as a result of the periodic analysis of the economic useful life of assets, in effect. Additionally, the useful life is limited to the period of granting only for operations in the scope of the ICPC 01/IFRIC 12.

Various inherently unreliable events also impact on determining the variables and assumptions used by the Company and its subsidiaries in the determination of future discounted cash flows for the purposes of recognition of the recoverable value of assets. Among these events the following stand out: the maintenance of electric power consumption levels; growth rate of economic activity in the country; and availability of water resources, beyond those inherent to the end of periods of public service concessions, especially those regarding the value of their reversal at the end of this period. At this point, the adopted premise is that the compensation is contractually provided, where applicable, at the new replacement value (VNR), for generation and transmission, and at the value of the base regulatory compensation (BRR), for distribution. These are the expected indemnity values at the end of the term of the concessions of generation, transmission and distribution of electricity (see accounting practice in Explanatory Note 3.11 in the Financial Statements and changes of provisions made during the year in Explanatory Note 20 in the financial Statements). Another significant variable is the discount rate used to discount the cash flows.

The following assumptions were considered:

• Growth compatible with the historical data and prospects of growth for the Brazilian economy;

• Discount rate (after taxes) specific to each segment: 7.50% for generation, 7.00% for transmission and 7.01% for distribution (6.69% for generation, 6.57% for transmission and 6.14% for distribution in 2014) obtained through the methodology applied by the market, usually taking into account weighted average cost of capital;

Marketletter 4Q15

• The Company treated all its projects as independent cash generating units.

In the year ended on December 31st 2015, the subsidiary Eletronuclear recognized a provision for decrease in recoverable value (impairment) amounting to R$ 4,973 million (see Explanatory Notes 17 in the Financial Statements) relative to Angra 3 Thermonuclear Plant project, causing a corresponding reduction of fixed assets, offsetting the Operational Provisions account. On December 31st 2015, the accumulated value of the impairment of the Angra 3 Plant in fixed assets amounted to R$ 6,063 million (R$ 1,090 million in December 2014). The discount rate was calculated by the WACC (Weighted Average Cost of Capital) methodology, considering the parameters that are traditional and usually used in the market. Due to the test of impairment during the period, there was a rise in the discount rate, by 0.96% from 4.51% (December 31st 2014) to 5.47% (September 30th, 2015).  This rate was maintained for the impairment test of December 31st 2015.  To calculate the discount rate were considered: (i) reference of American companies that have at least two nuclear plants for power generation, given that in Brazil there is no reference; (ii) additional risk of project implementation; (iii) synergy with the nuclear power plants Angra I and II of Eletronuclear. The total budget of the project was upgraded to the base of December 2015, in order to reflect the impact of fluctuation in inflation and exchange rates, in addition to the reprogramming of activities due to the new schedule.

The analysis, in 2015, determined the need of constitution/reversal of provision for losses in the following projects in the year 2015.

The amount of the Impairment in the balance sheet by segment  is shown as follows:

12/31/2015				R$ million
	Generation	Transmission	Distribution	Total
Fixed	8,787.0	0.0	0.0	8,787.0
Intangble	17.3	0.0	0.0	17.3
Financial Asset	0.0	1,306.5	518.4	1,824.8
Total	8,804.3	1,306.5	518.4	10,629.1

12/31/2014				R$ million
	Generation	Transmission	Distribution	Total
Fixed	3,297.7	0.0	0.0	3,297.7
Intangble	24.8	0.0	0.0	24.8
Financial Asset	0.0	969.7	496.0	1,465.7
.	3,322.6	969.7	496.0	4,788.3

Marketletter 4Q15

3. Provision for Legal Contingencies related to the Compulsory Loan:

The largest number of legal lawsuits in the Parent Compnay are lawsuits that concern the application of criteria for monetary restatement of book credits on the Compulsory Loan on energy consumption.

Such claims aim at challenging the restatement procedures determined by the Compulsory Loan Law and used by the Company.

The credits of the compulsory loan were paid by the Company through conversions performed in 1988, 1990 and 2005.

The dispute was brought to the Superior Court of Justice (STJ), and the issue has been settled by that Court.  The issue is, however, currently subject to appeals to the Supreme Court (STF), which are pending judgment.

Despite the appeals to the Supreme Court, given the precedent of the Superior Court, judged under article 543 Rite-C of the Civil Code of 1973, the filed claims have had their normal course and, therefore, there have been several decisions for the payment of monetary restatement differences relative to this period and, as a result, Eletrobras has been sentenced to pay, but there is dissent between Eletrobras and the authors as to how to calculate the amount due.

As it happens, however, in the third quarter of 2015, the Superior Court issued decisions defining parameters for the calculation methodology of these payments, taking into account some, but not all, allegations by Eletrobras, which resulted in adjustments in Eletrobras' calculation methodology and in the risk classification of these lawsuits and the consequent change in the provision for contingencies in the year ended on December 31st 2015.

There are currently about 3,868 lawsuits provisioned with this object being processed in several instances. The Company maintains a provision for these civil contingencies, in the amount of R$ 9,279 million (R$ 4,307 million on December 31st 2014), related to these lawsuits.

These lawsuits are not related to those filed with the claim to get the rescue of bearer bonds, currently unenforceable, issued as a result of the compulsory loan.

4. 20-F Form

Due to the ongoing investigation described above, Eletrobras was not able to file its Form 20-F as of and for the year ended December 31, 2014 when due.  The New York Stock Exchange granted an extension until May 18, 2016 for the filing.  The filing of Form 20-F is one of the requirements for the maintenance of the listing on the New York Stock Exchange.

Marketletter 4Q15

Balance Sheet

R$ thousand

Asset	Parent Company		Consolidated
	31.12.15	31.12.14	31.12.15	31.12.14
Current
Cash and cash equivalent	691,719	88,194	1,393,973	1,407,078
Restricted cash	647,433	1,743,525	647,433	1,743,525
Securities	3,454,526	421,817	6,842,774	3,730,345
Customers	379,214	399,133	4,137,501	4,427,216
Financial asset - Concessions and Itaipu	371,007	2,387,622	965,212	3,437,521
Financing and Loans	6,820,948	5,228,931	3,187,226	2,696,021
Fuel Consumption Account-CCC	195,966	521,964	195,966	521,964
Remuneration of equity interests	255,468	677,544	309,360	289,574
Taxes to recover	373,962	591,217	716,651	900,431
Income Tax and Social Contribution	928,743	374,504	1,475,598	762,726
Right to compensation	0	0	2,265,242	3,673,639
Warehouse	360	798	631,669	512,614
Stock of nuclear fuel	0	0	402,453	340,319
Indemnifications - Law 12,783/2013	0	0	0	3,738,295
Derivative financial instruments	0	0	21,307	124,635
Hydrological Risk	0	0	195,830	0
Assets held for sale	0	0	4,623,785	0
Other	239,811	377,540	1,425,416	2,245,290
TOTAL CURRENT ASSETS	14,359,157	12,812,789	29,437,396	30,551,193

NON-CURRENT
LONG-TERM RECEIVABLES
Right to compensation	0	0	8,238,140	6,129,423
Financing and Loans	30,277,797	27,327,950	14,400,394	11,988,543
Customers	125,383	174,324	1,833,457	1,743,504
Securities	191,763	204,665	194,990	224,734
Stock of nuclear fuel	0	0	578,425	661,489
Taxes to recover	0	0	2,623,186	2,538,131
Income Tax and Social Contribution	1,645,382	1,464,148	3,067,591	2,467,631
Guarantees and escrow deposits	2,204,685	1,558,624	5,079,707	3,808,155
Fuel Consumption Account-CCC	13,331	3,944	13,331	3,944
Financial asset - Concessions and Itaipu	3,078,559	2,948,729	28,416,433	28,969,262
Derivative financial instruments	0	0	25,004	135,276
Advances for future capital increase	189,493	175,636	1,215,532	1,140,633
Remuneration of equity interests	0	0	0	0
FUNAC Refund	0	0	0	595,445
Hydrological Risk	0	0	598,160	0
Other	2,116,312	859,843	1,487,335	1,070,214
	39,842,705	34,717,863	67,771,686	61,476,384
INVESTMENTS	40,813,087	48,599,387	21,954,530	20,070,517
FIXED ASSETS	148,246	127,623	29,546,645	31,168,232
INTANGIBLE ASSETS	0	9,714	935,151	1,365,371
TOTAL NON-CURRENT ASSETS	80,804,038	83,454,587	120,208,012	114,080,504
TOTAL ASSETS	95,163,195	96,267,376	149,645,408	144,631,697

Marketletter 4Q15

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
CURRENT
Financing and Loans	2,572,745	2,759,514	4,224,448	4,931,531
Debentures	0	0	357,226	325,732
Compulsory loan	57,630	50,215	57,630	50,215
Suppliers	416,126	548,589	10,128,507	7,489,134
Advance from customers	593,404	448,759	648,236	501,572
Taxes to collect	280,637	58,736	1,556,578	1,168,168
Income Tax and Social Contribution	196,000	0	581,344	18,138
Fuel Consumption Account-CCC	0	301,471	0	301,471
Remuneration to shareholders	42,478	61,995	84,076	64,402
National Treasury Credits	0	0	0	0
Estimated liabilities	109,497	96,107	1,018,788	1,174,679
Compensation Liabilities	299,632	655,158	396,208	702,728
Post-employment benefit	22,557	10,856	114,861	258,898
Provisions for contingencies	543,345	0	590,725	32,082
Sector Charges	0	0	695,400	930,297
Leasing	0	0	132,972	74,507
Concessions payable - Use of public property	0	0	3,920	3,645
Derivative financial instruments	18,860	24,706	20,608	26,573
Liabilities associated with assets held for sale	412,225	0	5,575,009	0
Other	123,133	118,365	1,913,107	1,230,236
TOTAL CURRENT LIABILITIES	5,688,269	5,134,471	28,099,643	19,284,008

NON-CURRENT
Financing and Loans	27,463,707	23,260,512	42,173,812	34,607,594
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,449,421	10,047,367
Debentures	0	0	205,248	434,191
Advance from customers	0	0	659,082	718,451
Compulsory loan	466,005	469,459	466,005	469,459
Obligation for demobilization of assets	0	0	1,201,186	1,314,480
Operational provisions	0	1,100,499	0	1,100,499
Fuel Consumption Account-CCC	452,948	474,770	452,948	474,770
Provisions for contingencies	8,901,900	4,829,381	13,556,129	8,950,364
Post-employment benefit	252,966	448,407	1,858,824	2,001,268
Provision for unsecured liabilities	7,793,798	2,794,236	257,907	97,449
Onerous Contracts	0	0	1,489,292	1,130,201
Compensation liabilities	0	0	2,483,378	2,529,893
Leasing	0	0	1,119,183	1,252,154
Concessions payable - Use of public property	0	0	59,644	59,815
Advances for future capital increase	219,294	193,606	219,294	193,606
Derivative financial instruments	0	0	78,521	70,336
Sector Charges	0	0	462,195	609,721
Taxes to collect	181,991	0	900,309	837,551
Income Tax and Social Contribution	733,289	291,878	1,003,796	569,380
Other	917,014	730,606	1,710,369	1,030,640
TOTAL NONCURRENT LIABILITIES	47,382,912	34,593,354	79,806,543	68,499,189

SHAREHOLDERS' EQUITY
Social capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	26,048,342	26,048,342	26,048,342	26,048,342
Profit reserves	0	2,259,039	0	2,259,039
Equity valuation adjustments	39,452	42,947	39,452	42,947
Additional Dividend Proposed	0	0	0	0
Accumulated Profits/Losses	-12,181,172	0	-12,181,172	0
Other comprehensive results accumulated	-3,113,481	-3,116,108	-3,113,481	-3,116,108
Amounts accounted for in ORA classified as held for sale	-6,458	0	-6,458	0
Participation of non-controlling shareholders	0	0	-352,792	308,949
TOTAL SHAREHOLDERS' EQUITY	42,092,014	56,539,551	41,739,222	56,848,500
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	95,163,195	96,267,376	149,645,408	144,631,697

Marketletter 4Q15

Statement of Income

 R$ thousand

	Parent Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
NET OPERATIONAL INCOME	2,497,392	2,815,950	32,588,838	30,137,807
Operational Costs
Power purchased for resale	-2,869,832	-3,007,183	-10,766,227	-10,424,699
Charges on use of electric grid	0	0	-1,737,959	-1,523,379
Construction	0	0	-3,237,537	-2,899,648
Fuel for electric power production	0	0	-1,249,836	-1,479,633
GROSS	-372,440	-191,233	15,597,279	13,810,448
Operational Expenses
(-) Personnel, Materials and Services	-520,505	-496,823	-9,495,417	-8,485,373
Remuneration and compensation	0	0	-348,874	-386,824
Depreciation	-5,368	-6,271	-1,417,856	-1,387,034
Amortization	0	0	-424,744	-390,262
Donations and contributions	-167,659	-198,220	-215,116	-251,415
Provisions/Operational reversals	-10,232,634	-3,943,609	-14,639,285	-1,754,660
Personnel Adjustment Plan	0	0	0	-219,299
Other	-538,531	-345,618	-2,131,954	-1,675,350
	-11,464,697	-4,990,541	-28,673,246	-14,550,217
OPERATIONAL RESULT BEFORE FINANCIAL RESULT	-11,837,137	-5,181,774	-13,075,967	-739,769
II.2 Financial Result
Financial Income
Interest income, commissions and fees	3,007,812	2,410,701	1,128,406	1,071,107
Income from financial investments	591,799	428,512	1,122,643	1,020,654
Moratorium on electricity increase	425,158	90,755	709,404	323,300
Current currency updates	1,265,430	658,363	3,765,236	346,141
Current exchange rate changes	10,019,982	438,794	10,251,948	295,553
Compensation of indemnifications - Law 12,783/13	0	0	115,407	1,018,952
Current regulatory update	0	0	229,608	0
Derivative gains	0	0	0	382,614
Other financial income	118,341	98,539	629,589	747,433
Financial Expenses
Debt Charges	-2,448,285	-1,510,250	-6,340,459	-3,448,734
Leasing costs	0	0	-273,391	-279,716
Charges on shareholders' resources	-27,250	-55,090	-40,511	-87,047
Current currency updates	-14,887	0	-1,362,380	0
Current exchange rate changes	-8,724,960	0	-10,219,318	0
Non-current regulatory update	0	0	-130,502	0
Derivative losses	0	0	-221,666	0
Other financial expenses	-288,950	-124,273	-1,063,039	-695,632
	3,924,190	2,436,051	-1,699,025	694,625
INCOME BEFORE EQUITY	-7,912,947	-2,745,723	-14,774,992	-45,144
INCOME FROM EQUITY	-5,879,344	-49,267	531,446	-1,216,840
OPERATIONAL RESULT BEFORE TAXES	-13,792,291	-2,794,990	-14,243,546	-1,261,984
Current Income Tax and Social Contribution	-169,455	0	-546,812	-82,483
Deferred Income Tax and Social Contribution	-479,861	-236,065	-163,300	-1,618,035
NET LOSS FOR THE PERIOD	-14,441,607	-3,031,055	-14,953,658	-2,962,502
PORTION ATTRIBUTED TO CONTROLLER	-14,441,607	-3,031,055	-14,441,607	-3,031,055
PORTION ATTRIBUTED TO NON-CONTROLLER	0	0	-512,051	68,553
NET LOSS PER SHARE	-10.68	-2.24	-10.68	-2.24

Marketletter 4Q15

Statement of cash flow

R$ thousand

	Parent Company		Consolidated
	12.31.15	12.31.14	12.31.15	12.31.14
Operational activities
Result before Income Tax and Social Contribution	-13,792,291	-2,794,990	-14,243,546	-1,261,984
Adjustments to reconcile earnings to cash generated by operations:
Depreciation and amortization	5,368	6,271	1,842,600	1,777,296
Net monetary variation	-1,250,543	-658,363	-914,656	-1,329,742
Net exchange rate variations	-402,289	-172,286	863,808	291,510
Financial charges	-812,876	-1,208,618	2,001,687	-109,124
Income from financial assets	0	0	-838,087	-714,409
Result of equity method	5,879,344	49,267	-531,446	1,216,839
Provision (reversal) for unsecured liabilities	5,392,577	831,851	0	0
Provision (reversal) for doubtful accounts	15,755	-269,051	658,679	-122,662
Provision (reversal) for contingencies	5,698,790	3,389,682	7,073,623	3,655,627
Provision (reversal) to decrease in recoverable value of assets	-1,852	0	5,842,473	149,346
Provision (reversal) onerous contract	0	0	366,477	-1,800,401
Provision (reversal) for personnel adjustment plan	0	0	0	219,299
Provision (reversal) for loss on investments	-1,001,986	-411,122	-610,746	-313,672
Provision (reversal) for loss of financial asset	0	0	0	-791,868
Provision (reversal) for losses on fixed assets	0	0	0	235,064
Provision (reversal) for environmental compensation	0	0	0	104,904
Provision (reversal) hydrological risk - GSF	0	0	451,340	0
Global Reversion Reserve Charges	253,348	308,167	253,348	308,167
Adjustment to present value/market value	78,107	86,621	157,066	170,509
Minority interest in income	0	0	775,835	-103,868
Charges on shareholders' resources	27,250	55,090	40,511	87,047
Financial instruments - derivatives	0	0	221,666	-392,354
Other	382,486	169,772	333,761	513,693
Depreciation and amortization	14,263,479	2,177,281	17,987,939	3,051,201
(Extras)/decrease in operational assets	0		0
Customers	0	0	130,905	-441,152
Securities	-2,823,260	1,291,683	-2,886,138	2,366,099
Right to compensation	0	0	-700,320	2,991,052
Warehouse	438	-60	-119,055	133,229
Stock of nuclear fuel	0	0	20,930	-150,590
Financial asset - Itaipu and public service concessions	1,886,785	136,864	1,886,785	136,864
Assets held for sale	0	0	-4,623,785	0
Hydrological Risk	0	0	-342,651	0
Other	220,854	81,668	357,948	-317,166
	-715,183	1,510,155	-6,275,381	4,718,336
(Extras)/decrease in operational liabilities
Suppliers	21,022	74	3,094,034	7,669,536
Advance from customers	0	0	-57,349	-53,898
Leasing	0	0	-74,506	-67,166
Estimated liabilities	13,390	48,782	-165,866	-153,105
Compensation liabilities	0	0	2,491	-7,534,600
Sector charges	0	0	-382,423	29,997
Liabilities associated with assets held for sale	412,225	0	5,575,009	0
Other	570,649	43,196	1,152,395	-383,602
	1,017,286	92,052	9,143,785	-492,838

Cash from operational activities	773,291	984,498	6,612,797	6,014,715

Payment of financial charges	-1,824,581	-891,036	-2,805,404	-1,222,341
Payment of Global Reversion Reserve charges	-952,355	-216,209	-952,355	-216,209
Receipt of annual permitted revenue (financial assets)	0	0	965,764	703,266
Receipt of compensation from financial asset	0	0	4,027,661	2,773,092
Receipt of financial charges	2,015,719	1,837,714	1,113,278	172,000
Payment of Income Tax and Social Contribution	-270,922	-275,748	-610,223	-667,150
Receipt of remuneration of corporate equity investments	708,614	614,250	412,874	106,232
Payment of pension	-9,023	-10,626	-201,469	-387,296
Payment of legal contingencies	-663,071	-1,057,040	-904,505	-1,177,462
Judicial deposits	-113,569	-696,568	-677,944	-906,386

Net cash from operational activities	-335,897	289,235	6,980,474	5,192,461

Financing activities

Loans and financing obtained	2,179,371	4,598,969	7,543,513	7,410,882
Payment of loans and financing - main	-3,165,385	-2,086,613	-5,381,995	-3,238,117
Payment of remuneration to shareholders	-19,937	-811,950	-23,056	-814,993
Payment of tax refinancing and contributions - main	0	0	-117,058	-103,785
Compulsory loan and Global Reversion Reserve	0	0	0	0
Other	0	0	-2,431	49
0
Net cash from financing activities	-1,005,951	1,700,406	2,018,973	3,254,036
Investment activities
Loans and financing granted	-1,440,381	-6,356,002	-751,524	-255,379
Loans and financing received	3,735,678	3,537,458	2,539,101	506,264
Acquisition of fixed assets	-24,094	-1,998	-4,139,891	-2,801,858
Acquisition of intangible assets	0	0	-384,307	-117,046
Acquisition of concession assets	0	0	-3,153,701	-3,262,535
Acquisition/supply of capital in stockholdings	-312,310	-370,347	-2,433,066	-3,903,911
Concession of advances for future capital increase	-13,520	-13,794	-737,631	-906,024
Net cash flow on acquisition of subsidiary	0	0	0	159,703
Other	0	0	48,467	-56,216
Investment activities net cash	1,945,373	-3,204,683	-9,012,552	-10,637,002
0
Increase (decrease) in cash and cash equivalents	603,525	-1,215,042	-13,105	-2,190,505
0
Cash and cash equivalents at the beginning of the year	88,194	1,303,236	1,407,078	3,597,583
Cash and cash equivalents at the end of the financial year	691,719	88,194	1,393,973	1,407,078
	603,525	-1,215,042	-13,105	-2,190,505

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.